November 3, 2011

COPPER NORTH ANNOUNCES $200,000 NON-BROKERED PRIVATE PLACEMENT

Vancouver, British Columbia – Copper North Mining Corp. ("Copper North" or the "Company") (TSX.V:COL) is pleased to announce a non-brokered private placement of 800,000 units of the Company at the price of $0.25 per unit to Sally Eyre, the President and Chief Executive Officer and a director of the Company. Each unit will consist of one common share and one warrant, with each warrant entitling the holder to purchase one additional common share of the Company at a price of $0.28 for a period of two years following the date the warrants are issued.

The proceeds from the sale of the units will be used for general working capital.

The participation in the private placement by Dr. Eyre will be considered a "related party transaction" as defined under Multilateral Instrument 61-101 ("MI 61-101"). The transaction will be exempt from the formal valuation and minority shareholder approval requirements of MI 61-101, as neither the fair market value of any shares issued to nor the consideration paid by Dr. Eyre will exceed 25% of the Company's market capitalization.

This financing is subject to the approval of the TSX Venture Exchange. The Company anticipates closing of the private placement as soon as practicable subject to receipt of all necessary regulatory approvals.

About Copper North

Copper North is a Canadian mineral exploration and development company. Copper North’s mineral resource assets include the Carmacks Copper Project located in the Yukon, and the high-grade, stratiform-copper Redstone Deposit, located in the Northwest Territories. Copper North trades on the TSX Venture Exchange under the symbol COL. Please visit www.coppernorthmining.com.

On behalf of the Board of Directors:

“Sally Eyre”
Dr. Sally Eyre
President, CEO and Director

For Further Information
Sally Eyre, President & CEO
Julie Kim, Manager Corporate Communications & Investor Relations

Tel:       604.638.2505
Email:   info@coppernorthmining.com
Web:    www.coppernorthmining.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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This news release includes certain "forward-looking statements", including, without limitation, the completion of the private placement and the timing of the private placement. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. In making the forward-looking statements in this release, the Company has applied certain factors and assumptions that the Company believes are reasonable, including that the Company will be able to obtain required regulatory approvals. The forward-looking statements in this release are subject to numerous risks, uncertainties and other factors that could cause actual results to differ materially from those express or implied in such forward-looking statements, including that the Company is not able to obtain regulatory approvals or obtain such approvals in a timely fashion. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.